瑞生國際律師事務所有限法律責任合夥

April 29, 2022

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CONFIDENTIAL

Mr. Nicholas Lamparski

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc

Draft Registration Statement on Form F-1

CIK No. 0001857816

Dear Mr. Lamparski, Ms. López, Ms. Nakada and Mr. Jones:

On behalf of our client, GigaCloud Technology Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 7, 2022 on the Company’s fifth revised draft registration statement on Form F-1 confidentially submitted on March 15, 2022 (the “Fifth Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its sixth revised draft registration statement on Form F-1 (the “Sixth Revised Registration Statement”) to the Commission for confidential review. The Sixth Revised Draft Registration Statement also reflects updates relating to the other recent developments.

Upon your request to facilitate the Staff’s review, we can separately deliver to the Staff courtesy copies of the Sixth Revised Registration Statement, marked to show changes to the Fifth Revised Draft Registration Statement, or circulate to the Staff via email.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua	Simon J. Cooke Kieran G.C. Donovan Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride	Dominik Sklenar Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

April 29, 2022

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Sixth Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Sixth Revised Registration Statement.

Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted March 15, 2022

Cover Page

1.

We note your amended disclosure in response to Comment 1, but the disclosure does not fully comply with the comment. Where you note that you are a Cayman Islands holding company, please also disclose that you are not a Chinese or Hong Kong operating company. In addition, revise your disclosure to clarify that your corporate structure involves unique risks to investors based on the fact that investors are purchasing equity securities in a Cayman Islands holding company with operations conducted by your subsidiaries based in China and Hong Kong. In this regard, the current disclosure on your prospectus cover page only indicates that your “corporate structure involves unique risks to investors” based on the fact that “they are purchasing equity securities in a Cayman Islands holding company.” Please also acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Include similar disclosure in your risk factors and provide cross references here to the specific risk factors that provide a detailed discussion of each of the risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the sixth paragraph of the cover page and page 57 of the Sixth Revised Registration Statement.

2.

We note your amended disclosure in response to Comment 2. Please further revise the prospectus cover page to specifically state that your operations in Hong Kong are subject to political and economic influence from the Chinese government. Please also include disclosure addressing how recent statements and regulatory actions by China’s government related to China’s extension of authority into Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company has revised the disclosure on the ninth paragraph of the cover page of the Sixth Revised Registration Statement.

April 29, 2022

3.

We note your amended disclosure in response to comment 3, and reissue the comment. Please revise your disclosure in the third paragraph of your cover page and elsewhere as appropriate to use different defined terms for the holding company and its subsidiaries in the PRC and Hong Kong so that it is clear to investors which entity the disclosure throughout the document is referencing and which subsidiaries or entities are conducting the business operations. In revising your disclosure, you should refrain from using terms such as “we” or “our” when describing activities or functions of a PRC or Hong Kong subsidiary, as you do in the current disclosure included in the third paragraph of the cover page and elsewhere throughout the filing. You should also revise the disclosure in the third paragraph of your cover page and elsewhere as appropriate to clarify whether you will refer to the subsidiaries that conduct your operations in China as “PRC subsidiaries” and the subsidiary that conducts your operations in Hong Kong as the “Hong Kong subsidiary,” as you have elsewhere throughout the filing.

In response to the Staff’s comment, the Company has revised the disclosure on the third paragraph of the cover page of the Sixth Revised Registration Statement.

4.

We note your amended disclosure in response to comment 4. In addition to cash flows, please also quantify any transfers of other assets by type that have occurred between the holding company and its PRC and Hong Kong subsidiaries, and direction of transfer. Your disclosure should make explicitly clear if no such transfers have been made to date. In addition, please expand the disclosure to cover transfers, dividends, or distributions that have been made between the holding company and its PRC and Hong Kong subsidiaries, or to investors, during your fiscal year ended December 31, 2019. Further, please revise your disclosure to clarify whether any transfers, dividends, or distributions have been made between your former PRC-based VIE and the holding company, its subsidiaries and principal consolidated VIEs during your fiscal years ended December 31, 2019, and 2020. As a related matter, please amend your disclosure to state that, to the extent cash in the business is in the PRC or a Hong Kong entity, and may need to be used to fund operations outside of the PRC or Hong Kong, the funds may not be available due to limitations placed by the Chinese government. Lastly, please make conforming revisions to the “Cash Transfers and Dividend Distribution” sub-section of your prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the eleventh paragraph of cover page and page 25 of the Sixth Revised Registration Statement.

5.

We note the disclosure included in the ninth paragraph of your cover page indicates that “Our Class A ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors who are located in China.” Please revise this paragraph to disclose that the Commission adopted rules to implement the Holding Foreign Companies Accountable Act and that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, and discuss the related inspection timeframes under both Acts, as you do on pages 12-13 and 73.

In response to the Staff’s comment, the Company has revised the disclosure on the tenth paragraph of the cover page of the Sixth Revised Registration Statement.

April 29, 2022

Prospectus Summary

Summary of Risk Factors

Risks Related to Doing Business in China, page 8

6.

We note your amended disclosure in response to comment 5. However, your amended disclosure does not fully comply with the comment. Please expand the fourth bullet point of this sub-section to clarify that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China- and Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. In addition, expand the second to last bullet point of this sub-section to clarify that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment not only in China-based issuers, but also in Hong Kong-based issuers, could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also describe the significant liquidity risks that your corporate structure and being based in Hong Kong and having the majority of your operations in China and Hong Kong, poses to investors. Finally, please provide cross-references to the specific risk factors that provide a detailed discussion of each risk included here.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of the Sixth Revised Registration Statement.

Recent Regulatory Development

Cybersecurity Measures and Potential CSRC Filing For Overseas Listing, page 10

7.	We note your amended disclosure in response to comment 6, and we reissue it as follows:

•

Please ensure your discussion of permissions and approvals required to be obtained from Chinese authorities to offer the securities being registered to foreign investors also covers you and your Hong Kong subsidiary. In that light, please revise to use clearly stated definitions. In this regard, we note disclosure that “we are currently not required to file with the CAC for a cybersecurity review,” “we are currently not required to make a filing with the CSRC,” and “our PRC subsidiaries (i) are not required to submit an application to the CAC, CSRC or any other PRC authorities for the approval of this offering . . . .” In addition, please affirmatively state whether you or your Hong Kong subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other PRC authorities, and state affirmatively whether you and your Hong Kong subsidiary have received all

April 29, 2022

requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you believe that you and your Hong Kong subsidiary are not subject to such permissions requirements, please disclose the basis for your belief that such permissions are not required.

•

Please revise your disclosure to clearly distinguish between each of the three scenarios of consequences in our prior comment to you and your investors. Please ensure that you address the consequences, if any, for you, your Hong Kong subsidiary, and your PRC subsidiaries in each scenario.

As applicable, please make conforming revisions to your Risk Factors.

In response to the Staff’s comment, the Company has revised the disclosure on the nineth paragraph of the cover page and pages 10 to 15, and pages 49, 61, 63, 64 and 65 of the Sixth Revised Registration Statement.

8.

Please indicate to what extent, if any, you are relying upon your opinion of your “PRC Legal Counsel” to make conclusions with respect to all permissions and approvals necessary to operate your business and offer the securities being registered to foreign investors. In this regard, we note that your disclosure only references PRC Legal Counsel in the context of M&A Rules; however, the legal opinion filed as Exhibit 99.2 adopts as its opinion the disclosure summarizing matters of PRC Law throughout your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Sixth Revised Registration Statement as appropriate.

9.

We note your amended disclosure in response to comment 7, and your belief that your “PRC subsidiaries are not subject to such record-filing requirements with the NDRC and MOFCOM under the Measures for the Security Review of Foreign Investment.” Please also affirmatively state whether you believe that you or your Hong Kong subsidiary are subject to these measures. Additionally, if you do not believe that you and such entity are subject to these measures, please explain why. As applicable, make conforming revisions to the disclosure in your risk factors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 63 of the Sixth Revised Registration Statement.

10.

We note your disclosure that, “As the Draft Overseas Listing Rules have not been enacted, we are currently unaffected and we believe that we are currently not required to make a filing with the CSRC for this offering and listing under the Draft Overseas Listing Rules.” Please also affirmatively state whether you believe that you, your Hong Kong subsidiary, and/or your PRC subsidiaries would be subject to the CSRC’s Draft Overseas Listing Rules if they were enacted before the completion of this offering and listing. To the extent you do not believe you and such entities would be subject to this regulation if it were enacted before the completion of this offering and listing, please explain why. Lastly, please revise your disclosure in this section to explain why you believe CSRC approval under the M&A Rules is not required in the context of this offering, as you do on pages 55 and 147.

April 29, 2022

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 64 of the Sixth Revised Registration Statement.

Risk Factors

Risks Related to Doing Business in China

The PRC government may exercise significant oversight and discretion over . . ., page 52

11.

We note the additional disclosure you have provided in response to comment 9. Please revise the body of your disclosure in this risk factor to specifically highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Please make conforming changes to the risk factor disclosure on page 55. In addition, we note your disclosure on page 53 that “the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities by, and foreign investment in, companies with operations in the PRC.” Please revise this disclosure to clarify that the PRC government’s intent to exert more oversight and control applies not only to companies with operations in the PRC, but also to Hong Kong-based issuers. Finally, please acknowledge the risk that any such action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- and Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57 to 59 of the Sixth Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Operating Activities, page 120

12.

The disclosure here appears to repeat information already provided in the statement of cash flows. Please provide a quantitative and qualitative analysis of the reasons underlying changes in operating cash flows from period to period. Refer to Item 5 of Form 20-F, in particular instruction 9 to instructions to Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Sixth Revised Registration Statement.

*    *    *

April 29, 2022

If you have any questions regarding the Sixth Revised Registration Statement, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosures

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc

Ciro Wang, Partner, KPMG Huazhen LLP

Richard D. Truesdell, Jr., Esq., Partner, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Esq., Partner, Davis Polk & Wardwell LLP